

Mail Stop 3561

September 28, 2017

Chung Yan Winnie Lan
Chief Executive Officer
Winha International Group Limited
3rd Floor, No. 19 Changyi Road, Changmingshui Village
Weguishan Town, Zhongshan City, P.R. China 528458

      Re: Winha International Group Limited
              Form 10-K for Fiscal Year Ended March 31, 2017
              Filed July 14, 2017
              Form 10-Q for Fiscal Quarter Ended June 30, 2017
              Filed August 21, 2017
              File No. 333-191063

Dear Mr. Lan:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Deconsolidation of Australian Winha and Equity Method on Investment, page 8

1. We note that all of your assets relate to your equity-method investment in Australian Winha. We also note that you have provided summarized financial information for this investment in Note 4. Considering the materiality of this investment to your financial condition and results of operations, please tell us what disclosures, in addition to the information expressly required, you intend to provide to make the required information not misleading in light of the circumstances under which it is made, if applicable.

4. Equity Investment, page 19

2. Reference is made to Form 8-K filed July 17, 2017. We note that Australian Winha prepared its financial statements in accordance with IFRS as issued by the IASB. In that regard, please tell us whether the equity earnings of Australian Winha included in your net income are determined in accordance with U.S. GAAP. Refer to ASC 323-10-20.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at (202) 551-3792 or Lisa Kohl at (202) 551-3252 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products